

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2011

<u>**Via Facsimile ((314) 241-3237) and U.S. Mail**</u>

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, MO 63102

> **Re: Todd Shipyards Corporation**
> **Schedule 14D-9/A filed January 11, 2011**
> **SEC File No. 005-30447**

Dear Mr. Stanton:

> We have limited our review of the filing to those issues we have addressed in our comments.

<u>**Schedule 14D-9/A**</u>

<u>Additional Information – Certain Company Projections, page 33</u>

1.   We reissue prior comment 2. Please provide the reconciliation required by Regulation G or your detailed legal analysis explaining why you do not believe such compliance is required.

> Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,

> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions